

Mail Stop 4561

April 10, 2008

Stephen J. Benedetti, Executive Vice President
Dynex Capital, Inc.
4551 Cox Road, Suite 300
Glen Allen, VA 23060

>   **Re: Dynex Capital, Inc.**
>   **Amendment No. 1 to Form S-3**
>   **Filed March 27, 2008**
>   **File No. 333-149475**

Dear Mr. Benedetti:

We have conducted a limited review of your filing and have the following comments.   Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please provide us with the information requested below. In addition, please consider disclosing this information in the prospectus where appropriate.

General

1.   We note your response to comment 1 of our letter dated March 17, 2008 and the inclusion of the Form of Indenture as exhibit 4.3 for both the subordinated and senior debt. Because the indenture is qualified upon effectiveness of the registration statement pursuant to Section 309 of the Trust Indenture Act of 1939, an actual indenture should be filed as an exhibit to this registration statement prior to its effectiveness. As such, please file the actual indenture, which may be "open-ended." Please refer to Interpretive response 201.04 located at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm. Also, we note that

you have included only one indenture for both your senior and subordinated debt securities. Please reconcile your exhibits with the disclosure on page 11 that the senior and subordinated debt securities will be issued under separate indentures.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Duc Dang at 202-551-3386 or me at 202-551-3233 with any other questions.

Sincerely,

Thomas Kluck
Branch Chief

cc: James Wheaton, Esq.
        Fax No. (757) 687-1501